Exhibit 99.1

ASM International N.V. Comments on Meeting

with Persons with Industry Backgrounds

BILTHOVEN, THE NETHERLANDS, JANUARY 11, 2008 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that members of its Management and Supervisory Boards met on 10 January 2008 with a few persons with a semiconductor equipment industry background. This meeting took place on the initiative of certain shareholders. At the meeting, these persons outlined a plan for optimizing ASMI’s Front-end or wafer processing operations.

The Company stated that the ASMI Boards have been and remain intensely focused on acting in the long-term best interests of all of the Company’s stakeholders and in creating value for all shareholders. In line with its policy to hold discussions with significant shareholders who have suggestions for enhancing the Company’s value, it appreciates the viewpoints expressed at this meeting and will carefully review the operational suggestions.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

#    #    #

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts

Naud van der Ven - +31 30 229 8540

Erik Kamerbeek - +31 30 229 8500

MaryJo Dieckhaus - + 1 212 986 2900